UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2024

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Camtek Ltd.

EXPLANATORY NOTE

On March 21, 2024, Camtek Ltd. (the “Company”) issued a press release announcing the Company’s Board of Directors has declared a cash dividend of $1.33 per ordinary share. A copy of this press release is furnished herewith as Exhibit 99.1.

This Form 6-K, including Exhibit 99.1 hereto, is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933, as amended.

Exhibit No.	Description

99.1.	Press release, dated March 21, 2024.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: March 21, 2024